CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended November 30, 2010 of NovaGold Resources Inc. of our report dated February 16, 2011, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in the Exhibit incorporated by reference in this Annual Report. We also consent to the incorporation by reference in this Annual Report of our Comments by Auditors on Canada-US Reporting Difference dated February 16, 2011 which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630), Form F-8 (No. 333-171742) and on Form F-10 (No. 333-163551) of our report and comments referred to above.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia

February 22, 2011